

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Daniel E. Brown
Chief Executive Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, TX 77002

> **Re: Oasis Petroleum Inc.**
>   **Registration Statement on Form S-4**
>   **Filed April 28, 2022**
>   **File No. 333-264550**

Dear Mr. Brown:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Energy & Transportation

cc:　　Benji R. Barron